Filed by Allarity Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

Subject Company: Allarity Therapeutics A/S.

Registration No.: 333-258968

Dated August 26, 2021

Press Release

Allarity Therapeutics Announces Extraordinary Exercise Period for
Warrants of Series ALLR TO 3 Set to
August 30 – September 13, 2021

Hørsholm, Denmark (August 26, 2021) – Allarity Therapeutics A/S (“Allarity” or the “Company”) today announces that an accelerated extraordinary and final exercise period for warrants of the ALLR TO 3 series (the “TO 3 Warrants”), which were issued to subscribers of units in the Company's preferential rights issue in May-June 2021, starts on August 30 and runs until September 13. Each warrant entitles the holder to subscribe for one (1) newly issued share at a subscription price of SEK 1.7.

In accordance with the terms of the TO 3 Warrants, as included in the prospectus for the rights issue published on May 19, 2021, the Company’s Board of Directors is entitled to determine an extraordinary and final exercise window of 10 trading days in which warrants shall be exercised provided, however, that the price of the Company’s shares increases to SEK 2.0 or more calculated as average volume weighted price (VWAP) over 10 trading days. The Board of Directors notes that the Company’s shares have been traded at a price of SEK 2.0 or more during a period of 10 ten trading days running from August 11 – August 24, 2021, calculated as average VWAP. The Board of Directors has determined that it is necessary to accelerate the exercise period for TO 3 Warrants in order to meet the requirements of, and complete, the previously announced US$ 20 million investment by 3i Fund (New York, NY) supporting the Company’s planned migration to the U.S. Nasdaq stock market. Accordingly, the Board of Directors sets an extraordinary and final exercise period as set out above.

It is important to note that, in correspondence with the warrant terms, the TO 3 Warrants which are not exercised at the latest September 13, 2021, or sold at the latest September 9, 2021, will become null and void without compensation or payment of any kind to the warrant holders. For the warrants not to lose their value, the holder must actively subscribe for new shares by exercise of the warrants or sell the warrants.

Summarized terms for exercising the warrants of series TO 3

Exercise period: August 30 – September 13, 2021.

Issue size: 145,003,680 warrants of series TO 3, which entitles to subscription of 145,003,680 shares. If all the warrants are exercised, the Company will receive approximately SEK 246.5 million before issuing costs.

Exercise price: SEK 1.7 per share.

Allarity Therapeutics I Venlighedsvej 1 I 2970 Hoersholm I Denmark I CVR: 28106351 I www.allarity.com

Last day for trading warrants of series TO 3: September 9, 2021.

Dilution etc.: If all warrants are exercised the share capital will increase with DKK 7,250,184, from DKK 19,503,155.70, to DKK 26,753,339.7. If all warrants are exercised the number of shares will increase with 145,003,680 shares, from 390,063,114 shares, to 535,066,794 shares. The dilution at exercise of all warrants amounts to 27.1 percent of the number of shares.

How warrants are exercised

Nominee-registered warrants (Custody account):

Subscription and payment by exercise of warrants shall be made in accordance with instructions from each nominee bank. Please contact your nominee bank for additional information.

Examples of nominee-registered warrants are, in most cases, warrants in accounts in Avanza or Nordnet.

Direct-registered warrants (Securities account):

No accounts for issuing nor any instructions regarding payments will be sent out. Subscriptions will be made through simultaneous payment in accordance with the instructions on the application form.

The application form including instructions for payment will be available at Allarity’s website, www.allarity.com and on Hagberg & Aneborn Fondkommission AB’s website, www.hagberganeborn.se.

Following subscription, the warrants will be replaced by interim shares awaiting registration at the Danish Business Authority.

Important dates for warrants of series TO 3

August 30, 2021 – The exercise period begins

September 9, 2021 – Last day of trading in the warrants of series TO 3

September 13, 2021 – The exercise period ends

September 15, 2021 – Expected date for publication of the warrant exercise outcome

September 28, 2021 – Expected date for conversion of interim shares to shares

Advisers

Hagberg & Aneborn Fondkommission AB the issuing agent. Mazanti-Andersen Advokatpartnerselskab is legal advisor to the Company.

Allarity Therapeutics I Venlighedsvej 1 I 2970 Hoersholm I Denmark I CVR: 28106351 I www.allarity.com

About Allarity Therapeutics

Allarity Therapeutics (Nasdaq First North Growth Market Stockholm: ALLR.ST) develops drugs for personalized treatment of cancer guided by its proprietary drug response predictor technology, the DRP® platform. The Company has a mature portfolio of six drug candidates, including compounds in the pre-registration stage. The product portfolio includes: stenoparib (2X-121), a PARP inhibitor in Phase 2 for ovarian cancer; dovitinib, a pan-TKI in post-Phase 3 for renal cell carcinoma; IXEMPRA® (Ixabepilone), a microtubulin inhibitor approved in the U.S. for the treatment of breast cancer; LiPlaCis®, a liposomal formulation of cisplatin in Phase 2 trials for breast and prostate cancer, currently being developed by Smerud Medical Research International; 2X-111, a liposomal formulation of doxorubicin under manufacturing for Phase 2 in breast cancer, currently being developed by Smerud Medical Research International; and Irofulven, a DNA damaging agent in Phase 2 for prostate cancer, currently being developed by Lantern Pharma, Inc.

About the Drug Response Predictor – DRP® Companion Diagnostic

Allarity uses its drug specific DRP® to select those patients who, by the genetic signature of their cancer, are found to have a high likelihood of responding to the specific drug. By screening patients before treatment, the response rate can be significantly increased. The DRP® method builds on the comparison of sensitive vs. resistant human cancer cell lines, including genomic information from cell lines combined with clinical tumor biology and prior clinical trial outcomes. DRP® is based on messenger RNA from the patient’s biopsies. DRP® has proven its ability to provide a statistically significant prediction of the clinical outcome from drug treatment in cancer patients in nearly 40 clinical studies that were examined, including an ongoing, prospective Phase 2 trial. The DRP® platform can be used in all cancer types and is patented for more than 70 anti-cancer drugs.

Follow us on social media:

Facebook: https://www.facebook.com/AllarityTx/

LinkedIn: https://www.linkedin.com/company/allaritytx/

Twitter: https://twitter.com/allaritytx

Important Information About the Recapitalization Share Exchange and Where to Find It.

This press release relates to a proposed Recapitalization transaction between Allarity Therapeutics, Inc., a Delaware corporation and a wholly owned subsidiary of Allarity Therapeutics A/S. A full description of the terms and conditions of the Plan of Reorganization and Asset Purchase Agreement constituting the recapitalization is provided in the registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (SEC) by Allarity Therapeutics, Inc., that includes a prospectus with respect to the securities to be issued in connection with the recapitalization, and information with respect to an extraordinary meeting of Allarity Therapeutics A/S shareholders to vote on the recapitalization and related transactions. Allarity Therapeutics, Inc. and Allarity Therapeutics A/S urges its investors, shareholders and other interested persons to read the information statement and prospectus as well as other documents filed with the SEC because these documents will contain important information about Allarity Therapeutics, Inc., Allarity Therapeutics A/S, and the recapitalization transaction. After the registration statement is declared effective, the definitive information statement and prospectus to be included in the registration statement will be distributed to shareholders of Allarity Therapeutics A/S, as of a record date to be established for voting on the proposed recapitalization and related transactions. Shareholders may obtain a copy of the Form S-4 registration statement, including the information statement and prospectus, and other documents filed with the SEC without charge, by directing a request to: Allarity Therapeutics A/S at Venlighedsej 1, 2970 Horsholm, Denmark. The preliminary and definitive information statement and prospectus included in the registration statement can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participation in the Solicitation

Allarity Therapeutics, Inc., Allarity Therapeutics A/S, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies or consents from Allarity Therapeutics A/S shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Allarity Therapeutics, Inc. and Allarity Therapeutics A/S and information regarding their interests in the recapitalization transaction is contained in the information statement and prospectus . You may obtain free copies of these documents as described in the preceding paragraph.

Allarity Therapeutics I Venlighedsvej 1 I 2970 Hoersholm I Denmark I CVR: 28106351 I www.allarity.com

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Allarity Therapeutics, Inc. (“Allarity US”) and Allarity Therapeutics A/S (“Allarity A/S”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Allarity A/S’s securities, (ii) the failure to satisfy the conditions to the consummation of the transaction as contemplated in the Plan of Reorganization and Asset Acquisition Agreement (the “Recapitalization Agreement”), by the shareholders of Allarity A/S, the satisfaction of the conditions to the Recapitalization Agreement, including the listing of Allarity US common stock on the Nasdaq Stock Market and the receipt of certain governmental and regulatory approvals, (iii) the inability to complete the 3i Fund investment in connection with the transaction, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Recapitalization Agreement, (v) the effect of the announcement or pendency of the transaction on Allarity A/S business relationships, operating results and business generally, (vi) risks that the proposed transaction disrupts current plans and operations of Allarity A/S and potential difficulties in Allarity A/S employee retention as a result of the transaction, (vii) the outcome of any legal proceedings that may be instituted against Allarity A/S or against Allarity US related to the Recapitalization Agreement or the transaction, (viii) the ability to obtain the listing of Allarity US’s securities on a national securities exchange, (ix) the price of Allarity US’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Allarity US plans to operate or Allarity A/S operates, variations in operating performance across competitors, changes in laws and regulations affecting Allarity US’s or Allarity A/S’s business and changes in the combined capital structure, (x) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xi) the risk of downturns and a changing regulatory landscape in Allarity US’s highly competitive industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Allarity US’s registration statement on Form S-4 discussed above and other documents filed by Allarity US from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law Allarity US and Allarity A/S assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Allarity US nor Allarity A/S gives any assurance that either Allarity US or Allarity A/S or the recapitalized company will achieve its expectations.

Allarity Therapeutics I Venlighedsvej 1 I 2970 Hoersholm I Denmark I CVR: 28106351 I www.allarity.com

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Allarity US’s and Allarity A/S’s control. While all projections are necessarily speculative, Allarity US and Allarity A/S believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Allarity US and Allarity A/S, or their representatives, considered or consider the projections to be a reliable prediction of future events.

###

Investor Contacts:

InvestorRelations@allarity.com

Media Contact:

Thomas Pedersen

Carrotize PR & Communications

+45 6062 9390

tsp@carrotize.com

Certified Adviser:

Svensk Kapitalmarknadsgranskning AB, Email: ca@skmg.se. Tel: +46 11 32 30 732

The information was submitted for publication on August 26, 2021.

Allarity Therapeutics I Venlighedsvej 1 I 2970 Hoersholm I Denmark I CVR: 28106351 I www.allarity.com